February 28, 2011

Jim O’Connor
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:       AFL-CIO Housing Investment Trust
File No.:811-3493, 333-59762 and 2-78066

Dear Mr. O’Connor:

Attached is a submission under Rule 485(a) related to the registration statement of the AFL-CIO Housing Investment Trust.  Should you have any questions or comments or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2159.

Sincerely,

/s/ Christopher Kaiser
Christopher Kaiser
Deputy General Counsel